Exhibit 99.2

TERMINATION AND TRANSFER AGREEMENT

BY AND BETWEEN

EMD SERONO, INC.

AND

THERATECHNOLOGIES INC.

DATED AS OF DECEMBER 13, 2013

Index of Exhibits and Schedules

Exhibit A-1 – EMD Serono Change of Ownership of NDA

Exhibit A-2 – EMD Serono Change of Ownership of IND

Exhibit B – Bill of Sale

Exhibit C – Instrument of Assignment and Assumption

Exhibit D-1 – Thera Change of Ownership of NDA

Exhibit D-2 – Thera Change of Ownership of IND

Exhibit E – Statement of Balances

Schedule 1.39 – Ongoing Clinical Study Contracts

Schedule 1.50 – Promotional, Training and Other Materials

Schedule 3.3 – Regulatory Correspondence and Submissions

Schedule 3.12 – Patient Data

Schedule 4.4 – List of Third Party Rights

Schedule 6.1 – Ongoing Clinical Studies

Schedule 10.5 – Net Present Value Calculation

Schedule 10.9 – Inventory

Schedule 11.1(e) – Regulatory Filings and Regulatory Approvals

Schedule 14.3 – Press Release

TERMINATION AND TRANSFER AGREEMENT

THIS TERMINATION AND TRANSFER AGREEMENT (this “Agreement”) is made as of December 13, 2013 (the “Effective Date”), by and between Theratechnologies Inc., a corporation organized under the laws of the Province of Quebec, having its head office and principal place of business at 2310 Alfred-Nobel Boulevard, in the City of Montreal, Province of Quebec, Canada H4S 2B4 (“Thera”), and EMD Serono, Inc., a Delaware corporation having its head office and principal place of business at One Technology Place, Rockland, Massachusetts 02370 (“EMD Serono”). Thera and EMD Serono may hereinafter be referred to individually as a “Party” or collectively as the “Parties.”

RECITALS

WHEREAS, the Parties entered into that certain Collaboration and Licensing Agreement dated as of October 28, 2008 (as amended, the “Collaboration and Licensing Agreement”), under which EMD Serono acquired from Thera certain exclusive rights in the Product (as hereinafter defined) in the Territory (as hereinafter defined);

WHEREAS, the Parties and an Affiliate of EMD Serono, Merck KGaA, entered into that certain Master Transaction and Stock Purchase Agreement as of October 28, 2008, under which the Parties and Merck KGaA agreed to undertake certain transactions with respect to the common shares of Thera;

WHEREAS, the Parties entered into that certain Technical / Quality Agreement for the Manufacturing of the EGRIFTA® Product dated as of March 14, 2011 (the “Technical / Quality Agreement”) under which the Parties agreed to perform certain obligations with respect to the manufacture of the Product;

WHEREAS, the Parties entered into that certain Pharmacovigilence Agreement dated as of January 30, 2012 (the “Pharmacovigilance Agreement”, and together with the Collaboration and Licensing Agreement and the Technical / Quality Agreement, the “Original Agreements”) under which the Parties agreed to perform certain obligations with respect to the collection and reporting of safety data;

WHEREAS, EMD Serono desires to return all of its rights under the Collaboration and Licensing Agreement with respect to the Product and its related obligations to Thera, and Thera desires to accept such rights and obligations from EMD Serono, subject to the terms and conditions set forth herein; and

WHEREAS, in furtherance of the foregoing, the Parties desire to terminate the Original Agreements and take the other actions described herein.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements herein contained, the Parties hereto, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

1.1 “Adverse Event” means the development of an undesirable medical condition or the deterioration of a pre-existing medical condition following or during exposure to the Product, whether or not considered causally related to the Product, the exacerbation of any pre-existing condition occurring during the use of the Product, or any other adverse event or adverse drug experience described in the FDA’s Investigational New Drug safety reporting and New Drug Application post-marketing reporting regulations, currently at 21 C.F.R. 312.32 and 314.80, including a “serious adverse drug experience” defined at 21 C.F.R. §314.80(a).

1.2 “Affiliate” means, with respect to any entity, any corporation, firm, partnership or other entity which, at the time in question, directly or indirectly controls, is controlled by or is under common control with such entity. For the purposes of this definition, an entity shall be deemed to have “control” (including with correlative meanings, “controlled by,” “controlling” and “under common control with”) if such entity owns, directly or indirectly, fifty percent (50%) or more of (i) the voting stock of a corporation, (ii) the partnership interests in a partnership or (iii) the membership interests in a limited liability company.

1.3 “Agreement” has the meaning set forth in the preamble.

1.4 “Assignee” has the meaning set forth in Section 9.8.

1.5 “Banking Liens” has the meaning set forth in Section 10.13.

1.6 “Business Day” means a day other than a Saturday, Sunday, or bank or other public holiday in New York, USA or Montreal, Canada.

1.7 “Change of Control” means:

(a)	the acquisition by any Person of beneficial ownership of any capital stock of either Party or any direct or indirect parent of either Party, if after such acquisition, such Person would be the beneficial owner, directly or indirectly, of securities of such Party or any direct or indirect parent of such Party representing more than fifty percent (50%) of the combined voting power of such Party’s or such direct or indirect parent’s then outstanding securities entitled to vote generally in the election of directors;

(b)

the consummation by either Party or any direct or indirect parent of either Party of a consolidation, amalgamation, merger, reorganization or arrangement with any Person, if the Persons who were not shareholders of such Party or such direct or indirect parent of such Party immediately prior to such consolidation, amalgamation, merger, reorganization or arrangement own immediately after such consolidation, amalgamation, merger, reorganization or arrangement more than fifty percent (50%) of the continuing or surviving entity or any direct or indirect parent of such continuing or surviving entity; or

(c)	with respect to Thera, the sale, assignment, spin-off, divestiture or other transfer by Thera to any Third Party, of all or substantially all of the assets or business of Thera or any of its Affiliates involved in activities related to the Product. The grant of a license by Thera to any Third Party to make, use, offer to sell, sell or import the Product outside the Territory, or the execution of any agreement, alone or jointly with one or more Third Parties, regarding the making, use, offer for sale, sale or importation of the Product outside the Territory shall not constitute a “Change of Control” of Thera.

1.8 “CIA” means collectively the Corporate Integrity Agreement entered into between the Office of Inspector General of Department of Health and Human Services and Serono Holding, Inc. as of October 14, 2005 and the Addendum to Corporate Integrity Agreement entered into as of April 20, 2011.

1.9 “Claim” means any claim, notice, demand, complaint, proceeding, action, arbitration, suit, cause of action, audit, hearing, investigation, assessment or reassessment and judgment.

1.10 “Closing” has the meaning set forth in Section 8.1.

1.11 “Closing Date” has the meaning set forth in Section 8.1.

1.12 “Collaboration and Licensing Agreement” has the meaning set forth in the preamble.

1.13 “Collateral” means (i) all “accounts”; (ii) all “chattel paper”; (iii) all “documents”; (iv) all “general intangibles” (including “payment intangibles” and “software”); (v) all “goods” (including “inventory”, “equipment” and “fixtures”); (vi) all “instruments”; (vii) all “investment property”; (viii) all “deposit accounts”, and all other bank accounts and all deposits therein; (ix) all money, cash and cash equivalents; (x) all “supporting obligations” and “letter-of-credit rights”; (xi) “commercial tort claims”; (xii) all Patents, (xiii) all Patent Licenses, (xiv) all software, copyrights and trademarks, and (xv) all “proceeds”, insurance claims, and other rights to payment not otherwise included in the foregoing and products of the foregoing and all accessions to, substitutions and replacements for, and rents and profits of, each of the foregoing and all books and records related to any of the foregoing; provided, however, that the Collateral shall not include the Excluded Collateral. The foregoing terms in quotation marks have the meanings specified in the UCC wherever used in this Agreement.

1.14 “Commercially Reasonable Efforts” means with respect to the promotion and sale of the Product by Thera, the application by Thera of diligent efforts and resources to fulfill its obligation to promote and sell the Product, consistent with the level of efforts and resources a pharmaceutical company would normally devote to its own product at a similar stage in its product life, based on conditions prevailing at the time such efforts are due.

1.15 “Confidential Information” means all information received or otherwise obtained by either Party from the other Party or its Affiliates pursuant to this Agreement and the Original Agreements, other than that portion of such information which:

(a)	is now, or hereafter becomes, generally available to the public through no fault of the receiving Party;

(b)	the receiving Party or its Affiliates already possesses, as evidenced by its written records, predating receipt thereof from the other Party;

(c)	is obtained from a Third Party without restriction who had the legal right to disclose the same to the receiving Party or its Affiliates; or

(d)	has been independently developed by the receiving Party or its Affiliates without the aid, application or use of Confidential Information, as demonstrated by competent written proof.

1.16 “Domain Names” shall mean the internet domain names www.egrifta.com and www.egrifta.xxx.

1.17 “Earn-out Collateral” means the following subset of the Collateral: (i) all “accounts” arising from the sale of the Product in the Territory or under any Patent License with respect to the Product to the extent such Patent License relates to sales in the Territory; (ii) all inventory of the Product destined for use in the Territory; (iii) all United States Patents, copyrights and trademarks relating to the Product in the Territory and all Patent Licenses relating to the promotion and sale of the Product in the Territory and (iv) all “proceeds”, insurance claims, and other rights to payment not otherwise included in the foregoing and arising from or related to any of the foregoing, products of the foregoing and all accessions to, substitutions and replacements for, and rents and profits of, each of the foregoing and all books and records related to any of the foregoing.

1.18 “Effective Date” has the meaning set forth in the preamble.

1.19 “EMD Serono” has the meaning set forth in the preamble.

1.20 “EMD Serono Indemnitees” has the meaning set forth in Section 12.2.

1.21 “EMD Serono Patent Rights” has the meaning set forth in Section 9.8.

1.22 “Event of Default” has the meaning set forth in Section 10.14.

1.23 “Excluded Collateral” means (i) all present and future equipment that is encumbered by a bona-fide Third-Party equipment lease or purchase-money security interest; (ii) all present and future tangible movable property located in Thera’s premises that is encumbered by the security interest granted by Thera in favor of Thera’s landlord; and (iii) any present and future product unrelated to the Product that is developed, acquired or licensed by Thera (and any present and future Collateral that is derived from, or relates to, any such present and future product).

1.24 “FDA” means the United States Food and Drug Administration, or any successor thereto having authority over drug or biological products.

1.25 “Governmental Body” means any governmental authority, court, tribunal, agency, legislative body, commission or other instrumentality of any governmental authority of any country, state, province, county, city, or other political subdivision thereof, or any supranational body, including the FDA.

1.26 “HARS” means the indication of the prevention or treatment of HIV-associated lipodystrophy, its related metabolic conditions in humans or any associated symptoms, conditions or risks of HIV-associated lipodystrophy.

1.27 “HIV” means human immunodeficiency virus, a retrovirus of the genus Lentivirus that causes AIDS (acquired immunodeficiency syndrome).

1.28 “Hosting Agreement” means the [REDACTED: Name of Agreement] for Hosting Services entered into between EMD Serono and [REDACTED: Name of Third-Party Supplier] effective January 1, 2014 and the related statements of work 14-001-WA and 14-002-WA thereunder.

1.29 “Indemnified Party” has the meaning set forth in Section 12.3.

1.30 “Indemnify” has the meaning set forth in Section 12.1.

1.31 “Indemnifying Party” has the meaning set forth in Section 12.3.

1.32 “Inventory” means EMD Serono’s inventory of the Product that remains unsold as of the Closing Date, including finished goods, in process goods, raw materials and any components of such Product and items supplied therewith, including diluent water for injection, syringes, preparation and injection needles and patient inserts packaged and sold with the Product in the Territory.

1.33 “Investigational New Drug Application” means the Investigational New Drug Application No. 111,968 for the Product.

1.34 “Law” means all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law of any applicable Governmental Body.

1.35 “Losses” means all liabilities, obligations, claims, demands, judgments, losses, costs, damages, expenses, fines, royalties, governmental penalties or punitive damages, interest, settlement amounts, awards and judgments (including reasonable attorneys’ fees and expenses), arising out of any Third Party claim or suit.

1.36 “Material Adverse Effect” means an effect which is materially adverse to the research, development, marketing, promotion or sale of the Product.

1.37 “Net Sales” means the gross amounts invoiced by Thera, its Affiliates and/or sublicensees for sales of the Product in the Territory to a Third Party, less the following deductions with respect to such sales as determined and allocated in accordance with International Accounting Standards to the extent that such amounts are either included in the billing as a line item as part of the gross amount invoiced, or otherwise documented in accordance with International Financial Reporting Standards to be attributable to sales of the Product: [REDACTED: List of Items].

1.38 “New Drug Application” means the new drug application No. 022505 for the Product.

1.39 “Ongoing Clinical Study Contracts” means the contracts listed on Schedule 1.39.

1.40 “Ongoing Clinical Studies” means the clinical studies listed on Schedule 6.1.

1.41 “Order” means any final and enforceable order or any judgment, injunction, decree, ruling, stipulation, award or writ of any court, tribunal, arbitrator or other Governmental Body.

1.42 “Original Agreements” has the meaning set forth in the preamble.

1.43 “Party” or “Parties” has the meaning set forth in the preamble.

1.44 “Patent Licenses” means all rights as licensor under any license or other right of exploitation granted with respect to any Patents and all rights as licensee of any Patents.

1.45 “Patents” means all letters patent of the United States or any other country, all registrations and recordings thereof, and all applications for letters patent of the United States or of any other country, including registrations, recordings and applications in the United States Patent and Trademark Office or in any similar office or agency of the United States, any State or any other country, and all reissues, continuations, continuations-in-part or extensions thereof.

1.46 “Permitted Recipients” has the meaning set forth in Section 14.1.

1.47 “Person” means a natural person, corporation, firm, business, trust, joint venture, association, organization, company, partnership or other business entity, or any government or agency or subdivision thereof.

1.48 “Pharmacovigilance Agreement” has the meaning set forth in the preamble.

1.49 “Product” means a pharmaceutical or biotechnology product containing tesamorelin, including any dosage, formulation or presentation thereof, and any associated drug devices thereof, in each case, for HARS.

1.50 “Promotional, Training and Other Materials” means the materials listed on Schedule 1.50.

1.51 “Regulatory Approval” means all approvals, authorizations, designations, licenses, or registrations of the FDA with respect to the Product controlled by, in the possession of, or owned by or issued to EMD Serono as of the Closing Date, including the New Drug Application, the Investigational New Drug Application and all data related thereto.

1.52 “Regulatory Filings” means all applications, data and documents, regardless of format or media, filed with or submitted to the FDA for purposes of obtaining Regulatory Approval, controlled by, in the possession of, or owned by EMD Serono as of the Closing Date.

1.53 “Representatives” means, with respect to any Person, the Affiliates, officers, directors, employees and agents of such Person.

1.54 “Statement of Balances” has the meaning set forth in Section 10.19.

1.55 “Technical / Quality Agreement” has the meaning set forth in the preamble.

1.56 “Territory” means the United States of America and its territories, including Puerto Rico and the District of Columbia.

1.57 “Thera” has the meaning set forth in the preamble.

1.58 “Thera Indemnitees” has the meaning set forth in Section 12.1.

1.59 “Third Party” means any Person other than Thera, EMD Serono or Affiliates of either of them.

1.60 “Third Party Claim” means any Claim asserted against an Indemnified Party that is paid or payable to, or claimed by, any Third Party.

1.61 “Transfer Fee” has the meaning set forth in Section 10.1.

1.62 “[REDACTED: Name of Statement of Work]” means Statement of Work No. 20, dated as of October 26, 2012, under the Master Services Agreement by and between EMD Serono and [REDACTED: Name of Third-Party Supplier] dated as of March 7, 2008, but not including such Master Services Agreement.

1.63 “UCC” means the Uniform Commercial Code of the State of New York.

1.64 “US Patent 7,144,577” has the meaning set forth in Section 4.1.

ARTICLE 2

TERMINATION OF ORIGINAL AGREEMENTS

2.1 Termination. At the Closing, each of the Original Agreements and all of the Parties’ rights and obligations thereunder shall terminate, (including any rights granted to a sublicensee or exercised by any Affiliate of EMD Serono); provided, however, that such termination shall not (a) relieve either Party of any liability that accrued under the Original Agreements prior and up to the Closing Date, nor (b) preclude either Party from pursuing all rights and remedies it may have with respect to such liabilities under the Original Agreements, including, without limitation, any rights to indemnification under Article 13 or under Law. The Parties agree that the provisions of Section 14.11.2 in the Collaboration and Licensing Agreement regarding the effect of termination shall have no effect after the Closing Date.

2.2 Post-Closing Rights and Obligations of EMD Serono. EMD Serono shall have no rights or obligations with respect to the Product following the Closing, except as expressly provided herein.

ARTICLE 3

TRANSFER AND ASSUMPTION OF REGULATORY APPROVALS AND OTHER ASSETS

3.1 Transfer of Regulatory Filings and Regulatory Approvals. At the Closing, EMD Serono shall assign, convey and transfer to Thera, and Thera shall accept and assume all of EMD Serono’s right, title and interest in and obligations under the Regulatory Filings and Regulatory Approvals. EMD Serono and Thera shall (a) submit to the FDA, on the Closing Date, all information required in order to document the change of the ownership of the New Drug Application and the Investigational New Drug Application from EMD Serono to Thera, including without limitation, the information required pursuant to 21 C.F.R. §314.72 and 21 C.F.R. §312; and (b) promptly after the Closing Date, take all actions required by the FDA to effect or evidence the change of ownership of any other Regulatory Filings and Regulatory Approvals from EMD Serono to Thera. On the Closing Date, EMD Serono shall provide to Thera copies of all Regulatory Filings and Regulatory Approvals.

3.2 Assumption of Regulatory Obligations. From and after the Closing Date, Thera shall assume all obligations under Law in connection with the Regulatory Filings and Regulatory Approvals, including without limitation, all agreements, promises, and conditions made by EMD Serono and contained in the New Drug Application and the Investigational New Drug Application, including the obligation to conduct the Ongoing Clinical Studies.

3.3 Copies of Regulatory Correspondence and Submissions. Within [REDACTED: Time Period] after the Effective Date, EMD Serono shall provide to Thera copies of all written correspondence with the FDA, all of which is set forth on Schedule 3.3, regarding the Product that is in EMD Serono’s or its Affiliates’ possession or control. On the Closing Date, EMD Serono shall provide to Thera copies of all written correspondence with the FDA regarding the Product received from, or exchanged with, the FDA between the Effective Date and the Closing Date. After the Closing Date, EMD Serono shall promptly provide to Thera copies of all written correspondence with the FDA regarding the Product received by EMD Serono after the Closing Date.

3.4 Assumption of Regulatory Correspondence and Submissions. From and after the Closing Date, Thera shall assume all responsibility for all communications with and submissions to any Governmental Body with respect to the Product in the Territory, and EMD Serono shall not communicate with any Governmental Body with respect to the Product in the Territory, except as may be required by Law or as may be requested by Thera or by a Governmental Body.

3.5 Copies of Adverse Event Reporting and Safety Information. Within [REDACTED: Time Period] after the Effective Date, EMD Serono shall provide to Thera a copy of all safety information regarding the Product that is in EMD Serono’s or its Affiliates’ possession as of the Effective Date and which EMD Serono had not previously provided to Thera, including without limitation, information concerning Adverse Events. On the Closing Date, EMD Serono shall provide to Thera copies of any Adverse Event and other safety reports and product complaints regarding the Product received by EMD Serono since the Effective Date. After the Closing Date, EMD Serono shall promptly provide to Thera copies of all Adverse Event and other safety reports and product complaints received by EMD Serono after the Closing Date.

3.6 Assumption of Pharmacovigilance Activities. From and after the Closing Date, Thera shall assume responsibility for all pharmacovigilance activities relating to the Product including, without limitation, responsibility for notifying the FDA of any Adverse Events in accordance with Law.

3.7 Copies of Post-Closing Safety Reports. From and after the Closing Date, upon request by EMD Serono, Thera shall promptly provide to EMD Serono copies of any Adverse Event and other safety reports and product complaints received by Thera regarding units of the Product sold before the Closing Date. EMD Serono and Thera shall be jointly responsible for determining whether to respond to any such reports or complaints and for conducting any such responses.

3.8 Product Complaints. Within [REDACTED: Time Period] after the Effective Date, EMD Serono shall provide to Thera a copy of all information in EMD Serono’s or its Affiliates’ possession as of the Effective Date, which EMD Serono had not previously provided to Thera, relating to all responses to, and investigation and reporting of, outstanding product complaints relating to the Product in the Territory. On the Closing Date, EMD Serono shall provide to Thera copies of information updated as of the Closing Date. After the Closing Date, EMD Serono shall promptly provide to Thera copies of all information relating to all responses to, and investigation and reporting of, outstanding product complaints received by EMD Serono after the Closing Date.

3.9 Assumption of Responsibility for Product Complaints. From and after the Closing Date, Thera shall assume all responsibility for responding to all product complaints relating to the Product in the Territory, and for investigating, analyzing and making required reports to the FDA in connection with any such complaints. Notwithstanding the foregoing, EMD Serono shall continue to be responsible for responding to all product complaints outstanding as of the Closing Date; provided that EMD Serono shall keep Thera informed of its proposed response and provide a copy of all draft responses for approval by Thera prior to issuing same.

3.10 Domain Names. On the Closing Date, EMD Serono shall assign, convey and transfer to Thera, and Thera shall accept and assume, all of EMD Serono’s right, title and interest in and obligations after the Closing Date under the registration for the Domain Names. Promptly following the Closing Date, EMD Serono shall use commercially reasonable efforts to assign and delegate to Thera, to the extent permissible, all of EMD Serono’s rights and obligations under the Hosting Agreement and Thera shall assume all such rights and obligations after the Closing Date. If the Parties are unable to complete the assignment of the Hosting Agreement within [REDACTED: Time Period] following the Closing Date, the Parties agree that EMD Serono shall terminate the Hosting Agreement and that any costs associated with such termination shall be borne by Thera.

3.11 Artwork, Source Codes and Native Files. Within [REDACTED: Time Period] after the Effective Date, EMD Serono shall provide to Thera all artworks, source codes and native files related to the Promotional, Training and Other Materials that are in EMD Serono’s possession as of the Effective Date, and EMD Serono shall use its commercially reasonable efforts to provide to Thera as soon as possible after such [REDACTED: Time Period] period but before the Closing Date all remaining artworks, source codes and native files related to the Promotional, Training and Other Materials; provided that Thera shall not market, promote or sell the Product in the Territory prior to the Closing Date. On the Closing Date, EMD Serono shall provide to Thera updated versions, if any, of such artworks, source codes and native files as of the Closing Date.

3.12 Copies of Customer Information, Medical Information and Market Research. Within [REDACTED: Time Period] after the Effective Date, EMD Serono shall provide to Thera copies of all (a) physician and other customer call lists with respect to the Product based on EMD Serono’s records as of the Effective Date; (b) standard medical information response documents solely regarding the Product in use in the Territory by EMD Serono with physicians and other health care professionals as of the Effective Date; and (c) market research relating exclusively to the Product in the possession of EMD Serono or any of its Affiliates as of the Effective Date. No later than [REDACTED: Time Period], EMD Serono shall provide to Thera a copy of the report in the form of Schedule 3.12 for each patient identified as having received the Product in the records managed by, and kept at, the Axis Center. On the Closing Date, EMD Serono shall provide to Thera updated documents and data of the foregoing information as of the Closing Date.

3.13 Assumption of Customer Interactions. From and after the Closing Date, Thera shall assume all responsibility for all correspondence and communication with physicians, other health care professionals, patients and other Third Parties regarding the Product, including medical information communications. On the Closing Date, Thera shall provide to EMD Serono Thera’s contact information for such correspondence and communication and, from and after the Closing Date, EMD Serono shall provide such contact information to any physicians, other health care professionals, patients and other Third Parties that contact EMD Serono or its Affiliates or agents regarding the Product.

3.14 Information Requests. From and after the Closing Date, EMD Serono shall refer all requests for information (regardless of the form in which they are made) regarding the Product from any patients, physicians, health care professionals and other Third Parties to Thera.

3.15 Retention of Information. EMD Serono may retain and use copies of any submissions, filings, correspondence, data and other information and materials provided to Thera under this Agreement as may be necessary or useful solely to comply with its obligations under Law or EMD Serono policy.

ARTICLE 4

LICENSES TO THERA

4.1 Non-Exclusive Patent License. Ares Trading S.A., an Affiliate of EMD Serono, hereby grants to Thera a fully paid up, royalty free and non-exclusive license, effective as of the Closing Date, under U.S patent number 7,144,577 (Treatment of HIV-associated dysmorphia/dysmetabolic syndrome (HADDS) with or without lipodystrophy) (“US Patent 7,144,577”) to make, use, offer to sell, sell and import the Product throughout the Territory.

4.2 Good Standing of US Patent 7,144,577. Ares Trading S.A. shall maintain or shall cause any of its Affiliates to maintain US Patent 7,144,577 in good standing with the USPTO and shall pay all costs and expenses related thereto.

4.3 Action and Third-Party Claims. In the event that any action or proceeding is commenced against a Third Party in connection with the infringement by such Third Party of US Patent 7,144,577, or in the event that a Third Party initiates any action or proceeding against Thera, Ares Trading S.A. or any of their respective Affiliates regarding the validity, scope or enforceability of US Patent 7,144,577, EMD Serono, Ares Trading S.A. and Thera agree to cooperate in initiating such action or proceeding or in defending against such action or proceeding and, if reasonably requested by Thera or required by Law, Ares Trading S.A. and EMD Serono shall cause any applicable Affiliate, including the owner of US Patent 7,144,577, to join such action or proceeding and to reasonably assist EMD Serono, Ares Trading S.A. and Thera in prosecuting or defending such action or proceeding. Thera and EMD Serono shall equally split the costs and expenses related to the taking of, or defense against, any such action or proceeding.

4.4 License to Promotional, Training and Other Materials. EMD Serono hereby grants to Thera a fully paid up, royalty free, perpetual and non-exclusive license, effective as of the Closing Date, solely in the Territory and in Canada, to reproduce, create derivative works of, distribute copies of, display and otherwise use (in part or whole and in any form or medium), the Promotional, Training and Other Materials solely for use in connection with the Product by Thera, provided, however, that the license granted pursuant to this Section: (a) is subject to any Third Party rights listed on Schedule 4.4 or provided in writing by EMD Serono to Thera on or before [REDACTED: Time Period]; and (b) does not include the right to use EMD Serono’s name, logo or any other trademarks owned by EMD Serono or its Affiliates. Promptly after the Closing, Thera shall remove EMD Serono’s name, logo and any other trademarks owned by EMD Serono or its Affiliates from the Promotional, Training and Other Materials that are presented or distributed to Third Parties by Thera or any of its representatives (including its Affiliates or subcontractors).

4.5 Grant of Sublicenses by Thera. Thera may not sublicense its rights under the licenses granted in this Agreement without the prior written consent of EMD Serono, except that Thera may sublicense its rights without the consent of EMD Serono to (a) any of its Affiliates for so long as such entity remains an Affiliate of Thera; and (b) any Third Party authorized by Thera to promote or market the Product in the Territory and in Canada solely for the purpose of enabling such Third Party to so promote or market the Product.

4.6 Retained Rights. EMD Serono hereby retains any and all rights which are not expressly granted to Thera under this Article 4.

ARTICLE 5

INVENTORY

5.1 Purchase of Inventory. On the Closing Date, EMD Serono shall assign, convey and transfer to Thera, and Thera shall accept, all of EMD Serono’s right, title and interest in and to the Inventory and all customer orders for the Product that remain open and un-invoiced as of the Closing Date.

5.2 Delivery. EMD Serono shall, within [REDACTED: Time Period] after the Closing Date, (a) deliver such inventory to a common carrier designated by Thera, FOB the facility in which such inventory is stored as of the delivery date; and (b) provide a complete list and a copy of all customer orders for the Product that remain open and un-invoiced as of the Closing Date.

5.3 Post-Closing Orders and Payments. From and after the Closing Date, EMD Serono shall promptly deliver to Thera any purchase orders for the Product received after the Closing Date, and promptly refer all inquiries it receives with respect to the Product, to Thera or its designee.

5.4 Chargebacks. EMD Serono shall be responsible for the cost of all chargeback claims with respect to the Product sold by EMD Serono or its Affiliates up to the Closing Date. Thera shall be responsible for the cost of any chargeback claims submitted with respect to the Product sold from and after the Closing Date.

5.5 Rebates. EMD Serono shall be responsible at all times for the processing and payment of all rebates arising from or with respect to the sale prior to the Closing Date of the Product. Thera shall at all times have sole and exclusive responsibility for the processing and payment of all rebates arising from or with respect to the sale after the Closing Date of the Product. Thera will cooperate as necessary to facilitate the processing of rebate claims by EMD Serono.

5.6 Product Returns. EMD Serono shall be responsible for all Product returns for Product sold up to the Closing Date and Thera shall be responsible for all Product returns for Product sold from and after the Closing Date. Thera shall keep adequate records of any Product sold prior to the Closing that is returned to Thera and shall promptly notify EMD Serono of receipt thereof. Thera shall at the request, cost and direction of EMD Serono, remit all such returned product to EMD Serono at [REDACTED: Supplier’s Name], unless EMD Serono specifically authorizes Thera to destroy such returned product at EMD Serono’s expense, in which event Thera shall provide such certifications regarding the destruction and cost of destruction of such returned product as EMD Serono shall reasonably require. EMD Serono shall keep adequate records of any Product sold after the Closing that is returned to EMD Serono and shall promptly notify Thera of receipt thereof. EMD Serono shall at the request, cost and direction of Thera, remit all such returned product to Thera at the designee identified pursuant to Section 8.3(g) unless Thera specifically authorizes EMD Serono to destroy such returned product at Thera’s expense, in which event EMD Serono shall provide such certifications regarding the destruction and cost of destruction of such returned product as Thera shall reasonably require.

ARTICLE 6

CLINICAL STUDIES

6.1 Ongoing Clinical Studies. As of the Effective Date, EMD Serono is conducting, sponsoring and supporting the Ongoing Clinical Studies. To effect the transfer of the conduct, sponsorship and support of the Ongoing Clinical Studies to Thera, on the Closing Date, EMD Serono shall assign and delegate to Thera all of EMD Serono’s rights and obligations under those Ongoing Clinical Study Contracts which do not require the prior consent of any Third Parties and, after the Closing Date, EMD Serono shall use commercially reasonable efforts to obtain the prior consent of any Third Parties to assign and delegate to Thera all of EMD Serono’s rights and obligations under those Ongoing Clinical Study Contracts requiring such consent and Thera shall assume all such rights and obligations after the Closing Date. EMD Serono shall retain all rights and obligations relating to performance or non-performance under the Ongoing Clinical Study Contracts prior to the Closing Date. EMD Serono shall use commercially reasonable efforts to complete the assignments of the Ongoing Clinical Study Contracts requiring the prior consent of Third Parties before the Closing Date and Thera shall take any actions necessary, including the execution of any applicable instruments or agreements, to complete such assignments. After the Closing Date, EMD Serono shall have the right to terminate any of the Ongoing Clinical Study Contracts that are not assigned or transferred, and any costs associated with such termination shall be borne by Thera.

6.2 Pre-Clinical and Clinical Study Information. At the Closing, EMD Serono shall assign, convey and transfer to Thera, and Thera shall accept all of EMD Serono’s right, title and interest in and to all documents and data resulting from or relating to research and development work conducted by EMD Serono or on its behalf with respect to the Product and all pre-clinical and clinical protocols and data resulting from or relating to pre-clinical and clinical studies, including the Ongoing Clinical Studies, relating to the Product that were performed by or on behalf of EMD Serono. On the Closing Date, EMD Serono shall (a) provide to Thera a copy of all such protocols and data in EMD Serono’s or its Affiliates’ possession or control as of the Closing Date and (b) all data generated in the Ongoing Clinical Studies.

ARTICLE 7

PRE-CLOSING OBLIGATIONS

7.1 General Support. Following the Effective Date and prior to the Closing, each Party shall make its relevant personnel available to consult on matters relating to the transfer of assets, information, rights and responsibilities described herein. Promptly following the Effective Date, Thera and EMD Serono shall each appoint a representative to receive communications and coordinate responses to questions and concerns of their respective Party with respect to such consultations and transfer of assets. Except as otherwise provided herein, the Parties’ representatives and employees shall not contact any representatives of the other Party other than such designated single point of contact.

7.2 Operation of the Parties. Each Party hereby covenants and agrees from the Effective Date until the Closing Date to comply with the terms and provisions of the Collaboration and Licensing Agreement; provided, that Thera hereby waives any obligation of EMD Serono with respect to the size of its sales force such that (a) EMD Serono shall have no obligation to replace any sales representative who was detailing the Product prior to the Effective Date and who terminates such sales representative’s employment with EMD Serono on such sales representative’s own volition prior to [REDACTED: Date] and (b) EMD Serono shall have no obligations with respect to the size of its sales force from and after [REDACTED: Date]. EMD Serono hereby further covenants and agrees that from the Effective Date until the Closing Date, it shall: (i) not assign or sublicense, or attempt to assign or sublicense, any of its right, title and interest in the Collaboration and Licensing Agreement; (ii) not terminate any existing agreements with suppliers, customers, service providers, Third Party payors and others with whom

EMD Serono has business relationships relating exclusively to the Product; and (iii) maintain, preserve and store the Inventory pursuant to the manufacturer’s recommendations.

7.3 Covenants of the Parties. Each Party hereby covenants and agrees that it shall promptly advise the other Party in writing of any legal proceedings commenced or threatened against Thera or EMD Serono or its Affiliates after the Effective Date which relates to the Product or the transactions contemplated hereby.

ARTICLE 8

CLOSING

8.1 General. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at 8:00 a.m. Eastern Time on March 3, 2014, at the offices of [REDACTED: Supplier’s Name], or, if later, on the first Business Day after the satisfaction or waiver of the conditions set forth in Section 8.4 and Section 8.5 (other than those conditions which, by their nature, can only be satisfied at the Closing). If the Closing has not occurred by May 1, 2014 solely because the conditions set forth in Section 8.4(c) and Section 8.5(c) have not been satisfied or waived, the Parties hereby agree to waive such conditions and the Closing shall occur on May 1, 2014. The actual date on which the Closing occurs is referred to herein as the “Closing Date”.

8.2 Obligations of EMD Serono. At the Closing, EMD Serono shall deliver or cause to be delivered to Thera the following documents:

(a)	a duly executed letter transferring ownership of the New Drug Application to Thera in substantially the form of Exhibit A-1;

(b)	a duly executed letter transferring ownership of the Investigational New Drug Application to Thera in substantially the form of Exhibit A-2;

(c)	a duly executed Bill of Sale in substantially the form of Exhibit B;

(d)	a duly executed Instrument of Assignment and Assumption in substantially the form of Exhibit C;

(e)	a duly executed Statement of Balances in substantially the form of Exhibit E;

(f)	copies of the applicable documents and materials set forth in Section 3.1, Section 3.3, Section 3.5, Section 3.8, Section 3.11, Section 3.12 and Section 6.2; and

(g)	a written report of sales of the Product made by EMD Serono pursuant to Section 8.2 of the Collaboration and Licensing Agreement for the period covered from the last report submitted to Thera up to the Closing Date.

8.3 Obligations of Thera. At the Closing, Thera shall deliver or cause to be delivered to EMD Serono the following documents:

(a)	a duly executed letter accepting ownership of the New Drug Application from EMD Serono in substantially the form of Exhibit D-1;

(b)	a duly executed letter accepting ownership of the Investigational New Drug Application from EMD Serono in substantially the form of Exhibit D-2;

(c)	a duly executed Bill of Sale in substantially the form of Exhibit B;

(d)	a duly executed Instrument of Assignment and Assumption in substantially the form of Exhibit C;

(e)	a duly executed Statement of Balances in substantially the form of Exhibit E;

(f)	the contact information set forth in Section 3.13;

(g)	a written notice identifying the designee to receive any product returns; and

(h)	duly executed financing statement forms made and prepared under the UCC, if applicable, duly executed applications for registration forms made and prepared under the Civil Code of Québec and any other security agreements, instruments or documents deemed necessary by EMD Serono for the sole purpose of documenting, if required in any applicable jurisdiction, filing and publishing the security interest granted under Section 10.13 with the applicable Governmental Body.

8.4 Conditions to Closing Obligations of EMD Serono. The obligation of EMD Serono to effect the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions precedent, each of which is for the exclusive benefit of EMD Serono and may be waived, in whole or in part, at its option:

(a)	Thera shall have delivered or caused to be delivered to EMD Serono each of the documents specified in Section 8.3 hereof;

(b)

there shall not be in effect (i) any Law which makes illegal or prevents the marketing, promotion and sale of the Product in the Territory or the consummation of the transactions contemplated by this Agreement or (ii) any Order, decree or judgment of any Governmental Body which enjoins or prevents the marketing, promotion and sale of the Product in the Territory or the consummation of the transactions contemplated by this Agreement except for any Order, decree or judgment that arises from or relates in any way to any violation of Law or breach of the Original Agreements by EMD Serono; and

(c)	[REDACTED: Closing Condition]

In the event that one or more of the conditions set forth in this Section 8.4 is not fulfilled on or before the Closing Date and EMD Serono does not waive such condition pursuant to this Section 8.4, EMD Serono may elect not to effect the Closing, and, if EMD Serono so elects, this Agreement shall be terminated, in which event neither EMD Serono nor its Affiliates nor Thera nor its Affiliates shall have any further obligations hereunder nor any liability, recourses or penalty against one another; provided that, if such condition is not fulfilled as a result of the failure of Thera to execute the documents specified in Section 8.3, such termination shall not prejudice EMD Serono’s right to pursue its remedies at Law against Thera or its Affiliates, as applicable, with respect to such failure.

8.5 Conditions to Closing Obligations of Thera. The obligation of Thera to effect the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of the following conditions precedent, each of which is for the exclusive benefit of Thera and may be waived, in whole or in part at its option:

(a)	EMD Serono shall have delivered or caused to be delivered to Thera each of the documents specified in Section 8.2 hereof;

(b)	there shall not be in effect (i) any Law which makes illegal or prevents the marketing, promotion and sale of the Product in the Territory or the consummation of the transactions contemplated by this Agreement or (ii) any Order, decree or judgment of any Governmental Body which enjoins or prevents the marketing, promotion and sale of the Product in the Territory or the consummation of the transactions contemplated by this Agreement except for any Order, decree or judgment that arises from or relates in any way to any violation of Law or breach of the Original Agreements by Thera; and

(c)	[REDACTED: Closing Condition]

In the event that one or more of the conditions set forth in this Section 8.5 is not fulfilled on or before the Closing Date and Thera does not waive such condition pursuant to this Section 8.5, Thera may elect not to effect the Closing, and, if Thera so elects, this Agreement shall be terminated, in which event neither EMD Serono nor its Affiliates nor Thera nor its Affiliates shall have any further obligations hereunder nor any liability, recourses or penalty against one another; provided that, if such condition is not fulfilled as a result of the failure of EMD Serono to execute the documents specified in Section 8.2, such termination shall not prejudice Thera’s right to pursue its remedies at Law against EMD Serono or its Affiliates, as applicable, with respect to such failure.

ARTICLE 9

POST-CLOSING OBLIGATIONS

9.1 National Drug Code. Thera shall (a) as soon as practicable after the Closing Date, but in any event within [REDACTED: Time Period] after the Closing Date, apply for new National Drug Codes, other than EMD Serono’s National Drug Codes, for use in connection with the Product; (b) use only such new National Drug Codes in connection with the Product no later than [REDACTED: Time Period] following the Closing Date; and (c) have the right to use the Inventory transferred to Thera under this Agreement and any of the current printed packaging, printed labels and printed patient inserts labels until no later than [REDACTED: Time Period] following the Closing Date. Thera shall immediately notify EMD Serono of the expiration date of the last product lot of Product sold by or on behalf of Thera under EMD Serono’s National Drug Codes for the Product. Thera shall destroy any remaining packaging, labels and patient insert labels beginning on the [REDACTED: Time Period] following the Closing Date and Thera shall provide EMD Serono with a written certification that such destruction has occurred.

9.2 Co-Pay and Patient Assistance Programs. As of the Effective Date, EMD Serono is conducting, sponsoring and supporting a co-pay assistance program and a patient assistance program for the Product. From and after the Closing Date, Thera shall assume all of EMD Serono’s obligations for all commitments under the co-pay assistance program and the patient assistance program outstanding as of the Closing Date. Thera shall take any actions necessary, including the execution of any applicable instruments or agreements with Third Parties, to complete the assumption of such obligations. On the Closing Date, EMD Serono shall assign and delegate to Thera, and Thera shall assume, all of EMD Serono’s rights and obligations under the [REDACTED: Name of Statement of Work].

9.3 Non-Solicitation. During the period commencing on the Effective Date and ending upon [REDACTED: Time Period] of the Closing Date, neither Thera nor its Affiliates shall, either directly or indirectly, without the consent of EMD Serono, solicit, recruit, induce, encourage or attempt to solicit, recruit, induce or encourage any current employee of EMD Serono or its Affiliates who works on matters involving the Product to terminate his or her employment relationship with EMD Serono or its Affiliates and become employed by Thera or any of its Affiliates, whether or not such employee is a full-time employee and whether or not such employment relationship is pursuant to a written agreement or is at-will, except in connection with general solicitations and employment searches not directed specifically to such employees of EMD Serono or its Affiliates.

9.4 Compliance with Laws. Thera shall conduct, and shall use Commercially Reasonable Efforts to cause its Affiliates and Sublicensees and its and its Affiliates’ and Sublicensees’ employees, contractors and consultants to conduct, all activities contemplated by this Agreement in accordance with Laws.

9.5 Commercialization by Thera. Thera shall use Commercially Reasonable Efforts to promote and sell the Product from and after the Closing Date until the first to occur of (i) January 1, 2024, or (ii) when the total earn-out amounts paid under Section 10.2 equal [REDACTED: Amount].

9.6 Supply of Information. After the Closing Date, EMD Serono shall promptly provide to Thera, upon request, such data and information with respect to the commercialization of the Product in its possession or under its control reasonably required by Thera, from time to time, in order to respond to requests made by Governmental Bodies, including in order to comply with its obligations under applicable Laws. Thera shall reimburse EMD Serono for EMD Serono’s costs and expenses incurred in providing such data and information.

9.7 EMD Serono Non-Compete. Until the fifth (5th) anniversary of the Closing Date, EMD Serono shall not, and shall cause its Affiliates to not, commercialize in the Territory any product for HARS in the Territory.

9.8 Covenant Not To Sue. EMD Serono shall not, and shall cause its Affiliates and each of their respective licensees not to, threaten, initiate, file or otherwise commence in the Territory any action or suit, at Law or in equity, against Thera and/or its Affiliates, under any patent rights owned or otherwise controlled (except that, for the avoidance of doubt, with respect to “patent rights” that are controlled but not owned by EMD Serono or any of its Affiliates or any of their licensees, only to the extent of such control that EMD Serono or any of its Affiliates or any of their licensees may have) by EMD Serono or any of its Affiliates as of the Closing Date and up to April 1, 2024 that relate to the Product (including any patent rights that relate to any process or method of making the Product) (collectively, the “EMD Serono Patent Rights”). Prior to any sale, assignment or other transfer (including any exclusive license) up to April 1, 2024, of any EMD Serono Patent Rights described in the foregoing sentence, by EMD Serono or any of its Affiliates to any Person (an “Assignee”), EMD Serono shall, and shall cause its Affiliates to, require the Assignee to acknowledge and agree in writing (a) to be bound by this Section 9.8, and (b) to require and obligate any subsequent purchaser(s), assignee(s) or transferee(s) (including any exclusive licensee(s)), as applicable, to do the same in connection with any such subsequent sale(s), assignment(s) or other transfer(s) of such EMD Serono Patent Rights. No purported sale, assignment or other transfer (including any exclusive licensee(s)), of such EMD Serono Patent Rights shall have any force, effect or validity whatsoever unless such purported sale, assignment or other transfer is in accordance with this Section 9.8. Notwithstanding any of the foregoing, if Thera or any of its Affiliates brings a proceeding or action in the Territory challenging the validity, scope, enforceability or ownership of any patent rights owned or controlled by EMD Serono or any of its Affiliates that relates to the Product at any time as of the Closing Date up to April 1, 2024, then the provisions of this Section 9.8 shall not apply in connection with any such proceeding action. For the avoidance of doubt, this Section 9.8 applies solely to suits, actions or proceedings directly related to the Product.

9.9 Security Interest. Promptly after the Closing Date, Thera shall provide EMD Serono in writing with the locations of all of the assets and property, tangible or intangible, included in the security interest granted pursuant to Section 10.13 hereof. Thera shall promptly provide EMD Serono with written notice if any of the locations of such assets or property change during the term of this Agreement.

9.10 Commercialization by Thera of Additional Products. In the event Thera develops and commercializes, either by itself or through an Affiliate or Third Party, in the Territory a product containing tesamorelin that is not for HARS, Thera shall implement measures to [REDACTED: Description of Measures to be Implemented]. Thera’s obligations in this Section 9.10 shall expire upon the complete payment by Thera to EMD Serono of the amounts owed under Section 10.1 and Section 10.2.

9.11 CIA Reporting. After the Closing Date, EMD Serono shall be responsible for all reporting obligations under the CIA.

ARTICLE 10

CONSIDERATION

10.1 Transfer Fee. Thera shall pay to EMD Serono a total of $20,000,000 (the “Transfer Fee”) in five (5) annual installments of [REDACTED: Amount]. The first such annual installment is due and payable on the first anniversary of the Closing Date, and an additional annual installment is due on each of the subsequent four (4) anniversaries of the Closing Date thereafter.

10.2 Earn-out. In addition to the amounts payable under Section 10.1 above, Thera shall pay to EMD Serono during each year from January 1, 2016 through December 31, 2023 an amount equal to (a) [REDACTED: Royalty Rate] of the portion of Net Sales during such year that is less than or equal to [REDACTED: Amount], plus (b) [REDACTED: Royalty Rate] of the portion of Net Sales during such year that exceeds [REDACTED: Amount].

10.3 Earn-out Reports and Payment. Within [REDACTED: Time Period] after the end of each calendar quarter during the period from January 1, 2016 through December 31, 2023, Thera shall (a) deliver to EMD Serono a detailed written report of gross sales of the Product for such calendar quarter, Net Sales for such calendar quarter and the calculation thereof, the applicable earn-out rate due on such Net Sales, and a computation of the earn-out payable for such calendar quarter hereunder; and (b) pay the earn-out amount due for such calendar quarter. The reports provided under this Section 10.3 shall be deemed “Confidential Information” of Thera subject to the obligations of confidentiality of this Agreement. Once every calendar year, EMD Serono will have the right to audit and/or designate an auditor to audit the records of Thera, on Thera’s premises during normal business hours upon reasonable written notice to Thera, in order to verify such earn-out reports and all earn-out amounts paid. Each audit will be at EMD Serono’s expense unless the audit uncovers an underpayment of more than [REDACTED: Percentage], in which case Thera will pay the reasonable cost of the audit within [REDACTED: Time Period] following receipt of invoices from EMD Serono. EMD Serono shall deliver to Thera a true copy of all reports made by EMD Serono’s accountant in connection with the audit promptly upon receipt by EMD Serono. If any audit discloses any underpayment, Thera shall promptly pay EMD Serono the underpaid amount with interest as set forth in Section 10.10.

10.4 Termination of Earn-Out Payments. Thera’s obligation to report and pay earn-out amounts under Section 10.2 will terminate on the first to occur of (a) January 1, 2024, or (b) when the total earn-out amounts paid under Section 10.2 equal [REDACTED: Amount].

10.5 Acceleration upon Change of Control of Thera. If a Change of Control of Thera occurs within eighteen (18) months after the Closing Date, Thera shall (a) upon request by EMD Serono, immediately pay to EMD Serono all portions of the Transfer Fee that have not yet been paid; and (b) upon request by EMD Serono, immediately pay to EMD Serono an amount intended to equal the net present value of the maximum future earn-out amounts, as determined by the calculation set forth on Schedule 10.5. If a Change of Control of Thera occurs at any time after eighteen (18) months after the Closing Date, Thera shall, upon request by EMD Serono, immediately pay to EMD Serono all portions of the Transfer Fee that have not yet been paid.

10.6 Taxes. EMD Serono shall be responsible for the payment of any and all income taxes, and any withholding taxes, levies or other duties that are levied on account of the earn-out amounts and other payments paid to EMD Serono or its Affiliates by Thera under this Agreement. If Law requires that any such taxes, levies or other duties be deducted and withheld from the earn-out amounts or other payments paid under this Agreement, Thera shall (a) deduct those taxes, levies or other duties and interests and penalties assessed thereon from the payment; (b) pay the taxes to the proper Governmental Body; (c) send evidence of the obligation together with proof of payment to EMD Serono within [REDACTED: Time Period] following such payment; (d) remit the net amount, after deductions or withholding made under this Section 10.6; and (e) cooperate with EMD Serono in any way reasonably requested by EMD Serono, to obtain available reductions, credits or refunds of such taxes; provided that EMD Serono shall reimburse Thera for Thera’s costs and expenses incurred in providing such assistance.

10.7 Value added or similar taxes. It is understood and agreed between the Parties that any payments made by Thera under this Agreement are inclusive of any value added or similar tax imposed upon such payment and that EMD Serono shall be responsible for the payment of any and all taxes levied on account of any payments paid by Thera to EMD Serono or its Affiliates.

10.8 Collaboration. The Parties agree to cooperate and produce on a timely basis any tax forms or reports reasonably requested by the other Party in connection with any payment made by Thera to EMD Serono or one of its Affiliates under this Agreement, all at the cost and expense of the requesting Party. Each Party further agrees to provide reasonable cooperation to the other Party, at the other Party’s cost and expense, in connection with any official or unofficial tax audit or contest relating to payments made by Thera to EMD Serono or one of its Affiliates under this Agreement.

10.9 Inventory. In consideration of the sale by EMD Serono to Thera of the Inventory under Article 5, Thera shall pay to EMD Serono an amount equal to the amount paid by EMD Serono to Thera when EMD Serono purchased such Inventory from Thera. Schedule 10.9 sets forth the amount paid or to be paid by EMD Serono to Thera for Inventory that EMD Serono estimates will be unsold and in the possession of EMD Serono as of the Closing Date. Promptly after the Closing Date, EMD Serono shall submit to Thera an invoice for the actual unsold Inventory in the possession of EMD Serono as of the Closing Date. Thera shall pay for such Inventory within [REDACTED: Time Period] after receipt of such invoice and delivery of the Inventory.

10.10 Interest. A fee of [REDACTED: Interest Rate] or the highest rate allowed by Law will accrue on all (a) delinquent payment obligations from the date such obligations were due and (b) underpaid amounts discovered by an audit pursuant to Section 10.3. The imposition and payment of a late fee shall not constitute a waiver of EMD Serono’s rights with respect to such payment default.

10.11 Currency. Except as provided in Section 10.13, all amounts under this Agreement are in U.S. dollars.

10.12 Payments. All payments under this Agreement shall be made in U.S. dollars by electronic transfer in immediately available funds.

10.13 Security Interest and Related Matters. Effective from and after the Closing Date until such time as Thera has satisfied all of its payment obligations pursuant to Section 10.1 and Section 10.2, as continuing security for the payment and performance in full of all of Thera’s obligations under this Agreement, Thera hereby hypothecates, in favor of EMD Serono, and grants a security interest in favor of EMD Serono, and Thera shall promptly (and in any event within [REDACTED: Time Period]) following the creation or acquisition of any new subsidiary or other Affiliate, cause each such Affiliate to hypothecate and grant a security interest in favor of EMD Serono in, all of Thera’s and its Affiliates’ rights, title and interest in and to the Collateral. Thera grants such hypothec and security interest for an amount of [REDACTED: Amount], with interest thereon accruing commencing on the Closing Date at a rate of [REDACTED: Rate] per annum. Thera agrees that the hypothec and security interest granted hereby shall be at all times opposable to Third Parties and shall rank ahead and have priority over any other hypothec or security interest granted by Thera at any time other than any hypothec or security interest on present and future accounts receivable and inventory granted by Thera in favor of any commercial lender to Thera (the “Banking Liens”). At the request of Thera, EMD Serono hereby agrees and covenants to cede its rank, subordinate and postpone its hypothec and security interest created hereunder to any Banking Lien that may be granted by Thera at any time and from time to time. Thera hereby authorizes EMD Serono to file registration or financing statements and to take any other action required in all appropriate jurisdictions to render EMD Serono’s hypothec opposable to Third Parties, to perfect EMD Serono’s security interest and to otherwise protect EMD Serono’s interest or rights hereunder. Thera agrees to procure, execute and deliver to EMD Serono all additional security agreements, instruments and documents deemed necessary by EMD Serono from time to time to exercise, perfect and protect its rights provided herein for the sole purpose of documenting, if required in any applicable jurisdiction, filing and publishing the security interest granted hereby with Governmental Body, including with respect to any Regulatory Filings, Regulatory Approvals or other intellectual property. This Agreement constitutes a “security agreement” for purposes of Article 9 of the UCC.

10.14 Events of Default. Thera will be deemed immediately in default under this Agreement if (a) Thera breaches any of Thera’s payment obligations hereunder and such breach continues without being cured for [REDACTED: Time Period] after receipt of notice from EMD Serono; (b) Thera makes an assignment for the benefit of its creditors or provides notice of its proposal to make such an assignment; (c) Thera becomes insolvent or bankrupt or commences a voluntary case under any bankruptcy or insolvency Law of any jurisdiction; (d) any action is taken or notice is given by a Third Party for purposes of rendering or declaring Thera insolvent or bankrupt (including without limitation any action to commence an involuntary case under any applicable bankruptcy or insolvency law of any jurisdiction), unless such actions are contested by Thera in good faith and dismissed or stayed within [REDACTED: Time Period] of the commencement or issuance of such action; (e) any action is taken or notice given by or against Thera to wind up, liquidate, reorganize or relieve or protect Thera from claims of creditors including under the Bankruptcy and Insolvency Act (Canada) or the Companies’ Creditors Arrangement Act (Canada); or (f) any creditor of Thera commences any action or provides any notice to exercise any rights or remedies with respect to any of Thera’s assets, including by seizure, prior notice, taking possession or otherwise, or if a receiver or sequestrator is appointed and such action or appointment can reasonably be expected to have a Material Adverse Effect, unless any such action or appointment is contested by Thera in good faith and dismissed or stayed within [REDACTED: Time Period] of the commencement or issuance of such action (each, an “Event of Default”). Thera will immediately advise EMD Serono in writing of any fact or occurrence that constitutes an Event of Default.

10.15 Provision of Information. For so long as the Transfer Fee has not been paid in full to EMD Serono, upon the reasonable written request of EMD Serono, Thera shall provide any financial statements or other reports or information that EMD Serono may reasonably request to assess the financial situation of Thera or the value of its assets. Following any Event of Default, upon the written request of EMD Serono, Thera shall provide an earn-out report pursuant to Section 10.3 for the period commencing at the beginning of the then-current calendar quarter and ending on the date of such Event of Default.

10.16 Collection of Claims. Prior to any Event of Default, Thera shall collect all claims forming part of the property hypothecated, secured or charged hereunder. Following an Event of Default and during the period in which any Event of Default is continuing, Thera may collect all claims forming part of the property hypothecated, secured or charged hereby until such time as EMD Serono withdraws its authorization to collect such claims.

10.17 Acceleration. Upon an Event of Default, EMD Serono may elect in its sole discretion without any notice or demand by EMD Serono (a) to cause all obligations of Thera under Section 10.1 which are not then due to immediately be due and payable, and (b) to require immediate payment by Thera of an amount that would have been payable under Section 10.2 for the calendar quarter ending immediately prior to the date such Event of Default has occurred and the calendar quarter in which such Event of Default has occurred, calculated assuming Net Sales to be the amount of Net Sales for the most recent calendar quarter for which Net Sales data is available, with an adjustment to such payment once the Net Sales data is available for such calendar quarter in the case of any underpayment or overpayment. Upon an Event of Default, EMD Serono may also exercise any and all of the rights and recourses it may have hereunder or under Law and may, in its sole discretion, enforce and realize its hypothec and security interest, including the exercise of the hypothecary rights in virtue of the Civil Code of Québec or any similar rights in any other jurisdictions. EMD Serono may exercise its rights as secured creditor against all or any part of the property hypothecated or charged hereby and shall not be bound to exercise such rights against all such property. Upon delivery by EMD Serono of its intention to exercise its hypothecary right or other secured creditor right, Thera shall, and shall cause any other person in possession of property hypothecated or charged hereby to, immediately surrender it to EMD Serono.

10.18 Release and Discharge of Hypothec and Security Interest. Upon the complete payment to EMD Serono of the Transfer Fee pursuant to Section 10.1, EMD Serono shall release the hypothecs and security interest created in its favor pursuant to Section 10.13 on the Collateral other than the Earn-out Collateral. Upon the complete payment to EMD Serono of all amounts payable pursuant to Section 10.12 through December 31, 2023, EMD Serono shall release the hypothecs and security interest created in its favor pursuant to Section 10.13 on the Earn-Out Collateral. EMD Serono hereby irrevocably covenants to sign all documents and to do all necessary filings in order to give effect to such releases and discharges in favor of Thera and any of its Affiliates.

10.19 Statement of Balances. No later than the Closing Date, the Parties shall prepare a list of all accrued and outstanding liabilities and obligations to be assumed by Thera hereunder from and after the Closing Date in the form of Exhibit E hereto (the “Statement of Balances”).

ARTICLE 11

REPRESENTATIONS AND WARRANTIES

11.1 EMD Serono Representations and Warranties. EMD Serono represents and warrants to Thera as of the Effective Date as follows, and acknowledges that Thera is relying upon such representations and warranties to enter into this Agreement notwithstanding any investigation made at any time by or on behalf of Thera:

(a)	Organization and Standing. EMD Serono is a corporation duly organized, validly existing and in good standing under the applicable Laws of Delaware.

(b)	Power and Authority. EMD Serono has all requisite corporate power and authority to execute, deliver, and perform this Agreement and the other instruments to be executed and delivered by it pursuant hereto and to consummate the transactions contemplated herein. The execution, delivery, and performance of this Agreement by EMD Serono does not, and the consummation of the transactions contemplated hereby will not, violate (i) any provisions of EMD Serono’s organizational documents; (ii) any Laws; or (iii) any agreement, mortgage, lease, instrument, order, judgment, or decree to which EMD Serono or any of its Affiliates is a party or by which EMD Serono or any of its Affiliates is bound; in each case as would not have a Material Adverse Effect.

(c)	Action; Binding Effect. EMD Serono has duly and properly taken all action required by Laws or its organizational documents to authorize the execution, delivery, and performance of this Agreement and the other instruments to be executed and delivered by it pursuant hereto and thereto and the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by EMD Serono and constitutes and the other instruments contemplated hereby, when duly executed and delivered by EMD Serono will constitute, legal, valid, and binding obligations of EMD Serono enforceable against it in accordance with their respective terms, except as enforcement may be affected by bankruptcy, insolvency, or other similar Laws and by general principles of equity.

(d)	Consents. No consent or approval of, or filing with or notice to, any Governmental Body or Third Party is required or necessary to be obtained by EMD Serono or on its behalf in connection with the execution, delivery, and performance of this Agreement or to consummate the transactions contemplated hereby, except (i) in connection with the transfer of the Regulatory Approvals; (ii) as may be required by the Ongoing Clinical Study Contracts or the Hosting Agreement; or (iii) as would not have a Material Adverse Effect.

(e)	Regulatory Filings and Regulatory Approvals. Schedule 11.1(e) contains a complete and accurate list of the Regulatory Filings and Regulatory Approvals.

(f)	Inventory. All Inventory has been stored in compliance with applicable Product specifications. The Inventory, when delivered to Thera, will be free and clear of any lien, mortgage, security interest, hypothecation, pledge, restriction on transferability, defect of title or other claim, charge or encumbrance.

(g)	Debarment. EMD Serono has not been debarred and is not subject to debarment pursuant to Section 306 of the Federal Food, Drug, and Cosmetic Act, as amended, nor is it the subject of a conviction described in such section.

(h)	Contracts. EMD Serono has furnished Thera with a true and complete copy of all Ongoing Clinical Study Contracts and the Hosting Agreement. Each Ongoing Clinical Study Contract and the Hosting Agreement are in full force and effect. All material obligations of EMD Serono under each of the Ongoing Clinical Study Contracts and the Hosting Agreement have been performed and there are no defaults, events of default or violations (or which with or without notice, lapse of time or both could reasonably be expected to, individually or in the aggregate, result in a material default, material event of default or material violation) under any of the Ongoing Clinical Study Contracts and the Hosting Agreement on the part of EMD Serono or on the part of the other party (or parties) to such contracts. EMD Serono has not received from another party to any of the Ongoing Clinical Study Contracts and the Hosting Agreement (i) any written notice that such party intends to cancel, terminate, change the scope of rights, fail to renew or otherwise refuse to perform under any such contract or (ii) any claim of breach from any such party, with respect to the performance of obligations by EMD Serono pursuant to any such contract.

(i)	Brokers. EMD Serono represents that no agent, broker, investment banker, financial advisor or other Person, is or will be entitled to any brokers’ or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement.

(j)	Shareholding in Thera. EMD Serono, together with its Affiliates, including Merck KGaA, does not beneficially own, control, or have direction over, any common shares of Thera.

(k)	Litigation. To the knowledge of EMD Serono, there is no claim, action, suit, proceeding, hearing, enforcement, investigation, or arbitration pending or threatened against EMD Serono relating to the Product.

(l)	Sublicensees. EMD Serono has not granted any right under the Collaboration and Licensing Agreement to a Sublicensee (as such term is defined in the Collaboration and Licensing Agreement).

(m)	Intellectual Property. Ares Trading S.A. is the beneficial owner of US Patent 7,144,577 with the right to grant the license under Section 4.1 hereunder. US Patent 7,144,577 is free and clear of all liens, mortgages, security interests, pledges, restrictions on transferability, defects of title or other claims, changes or encumbrances. To the knowledge of Ares Trading S.A., no Third Party (i) infringes, nor has infringed US Patent 7,144,577; or (ii) is committing, nor has committed any misappropriation, passing off or actionable illegal acts in connection with US Patent 7,144,577. No other Person has the right to use US Patent 7,144,577 in the Territory and neither Ares Trading S.A. or any Affiliate thereof has granted any license or other rights to any Person for the use of US Patent 7,144,577 in the Territory.

(n)	Third Party Payors. EMD Serono has not been informed of any loss of the reimbursement coverage of the Product by current Third Party payors nor any change in the reimbursement status of the Product for 2014 and EMD Serono has not received any information to the effect that one or more of the current Third Party payors will cease covering the Product for reimbursement in 2014.

11.2 Thera Representations and Warranties. Thera represents and warrants to EMD Serono as of the Effective Date as follows, and acknowledges that EMD Serono is relying upon such representations and warranties to enter into this Agreement notwithstanding any investigation made at any time by or on behalf of EMD Serono:

(a)	Organization and Standing. Thera is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation.

(b)	Power and Authority. Thera has all requisite corporate power and authority to execute, deliver, and perform this Agreement and the other instruments to be executed and delivered by it pursuant hereto and to consummate the transactions contemplated herein. The execution, delivery, and performance of this Agreement by Thera does not, and the consummation of the transactions contemplated hereby will not, violate (i) any provisions of Thera’s organizational documents; (ii) any Laws; or (iii) any agreement, mortgage, lease, instrument, order, judgment, or decree to which Thera or any of its Affiliates is a party or by which Thera or any of its Affiliates is bound; in each case as would not have a Material Adverse Effect.

(c)	Action; Binding Effect. Thera has duly and properly taken all action required by Laws or its organizational documents to authorize the execution, delivery, and performance of this Agreement and the other instruments to be executed and delivered by it pursuant hereto and thereto and the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Thera and constitutes and the other instruments contemplated hereby, when duly executed and delivered by Thera will constitute, legal, valid, and binding obligations of Thera enforceable against it in accordance with their respective terms, except as enforcement may be affected by bankruptcy, insolvency, or other similar Laws and by general principles of equity.

(d)	Consents. No consent or approval of, or filing with or notice to, any Governmental Body or other Third Party is required or necessary to be obtained by Thera or on its behalf in connection with the execution, delivery, and performance of this Agreement or to consummate the transactions contemplated hereby, except (i) in connection with the transfer of the Regulatory Approvals; or (ii) as would not have a Material Adverse Effect.

(e)	Litigation or Disputes. To the knowledge of Thera, there is no claim, action, suit, proceeding, hearing, enforcement, investigation, or arbitration pending or threatened against Thera relating to the Product.

(f)	Debarment. Thera has not been debarred and is not subject to debarment pursuant to Section 306 of the Federal Food, Drug, and Cosmetic Act, as amended, nor is it the subject of a conviction described in such section.

(g)	Financing. As of the Effective Date, Thera has access to sufficient funds necessary to pay the first installment of the Transfer Fee.

(h)	Brokers. Thera represents that no agent, broker, investment banker, financial advisor or other Person, is or will be entitled to any brokers’ or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except Financière Banque Nationale Inc. which has been retained by Thera in order to assist it in connection with the transactions set forth in this Agreement. Thera will assume all of the fees and expenses of Financière Banque Nationale Inc. in connection with the transactions contemplated in this Agreement.

ARTICLE 12

INDEMNIFICATION

12.1 Indemnification by EMD Serono. EMD Serono shall defend, hold harmless and indemnify (collectively, “Indemnify”) Thera and its Affiliates, their Representatives and their heirs, successors and assigns (collectively, the “Thera Indemnitees”) from and against any and all Losses arising out of, in connection with, or related in any manner to, (a) any inaccuracy, misrepresentation or breach of EMD Serono’s representations and warranties set forth in Section 11.1 of this Agreement; (b) the failure by EMD Serono or its Affiliates to observe or perform any covenant or obligation set forth in this Agreement; and (c) any liability of EMD Serono assumed or retained by EMD Serono under this Agreement or not expressly assumed by Thera under this Agreement.

12.2 Indemnification by Thera. Thera shall Indemnify EMD Serono and its Affiliates, its Representatives and their heirs, successors and assigns (collectively, the “EMD Serono Indemnitees”) from and against any and all Losses arising out of, in connection with, or related in any manner to, (a) any inaccuracy, misrepresentation or breach of Thera’s representations and warranties set forth in Section 11.2 of this Agreement; (b) the failure by Thera to perform any covenant or obligation of Thera set forth in this Agreement; (c) a breach by Thera under any of the Ongoing Clinical Study Contracts or the Hosting Agreement; and (d) any event that relates to the Product for which the cause of action has occurred or taken place after the Closing Date.

12.3 Indemnification Procedures. The following procedures shall apply to any Third Party Claim for which Thera Indemnitees or EMD Serono Indemnitees, as the case may be (the “Indemnified Party”), may be entitled to indemnification under this Article 12. To be eligible to be Indemnified for a Loss, the Indemnified Party shall (a) provide the Party required to Indemnify the Indemnified Party (the “Indemnifying Party”) with prompt written notice of the Claim giving rise to the indemnification obligation under this Article 12, provided that, the failure to provide prompt notice shall not relieve the Indemnifying Party of any of its obligations under this Article 12 except to the extent the Indemnifying Party is actually prejudiced thereby; (b) provide the Indemnifying Party with the exclusive ability to defend (with the reasonable cooperation of the Indemnified Party) against the Claim; and (c) not settle, admit or materially prejudice the Claim, without the Indemnifying Party’s prior written consent. The Indemnified Party shall reasonably cooperate with the Indemnifying Party, at the

Indemnifying Party’s expense, in the defense of any Claim. Notwithstanding the foregoing, the Indemnified Party shall have the right to participate in and have counsel selected by it participate, at the Indemnified Party’s expense, in any action for which the Indemnified Party seeks to be Indemnified by the Indemnifying Party. The Indemnifying Party shall not settle or compromise, or consent to the entry of any judgment with respect to, any Claim, without the prior written consent of the Indemnified Party, which will not be unreasonably withheld or delayed; provided that, the Indemnifying Party may settle or compromise any Claim if the settlement or compromise provides for an unconditional release of the Indemnified Party and the settlement does not impose any obligation on the Indemnified Party or does not adversely affect or would be expected to adversely affect the Indemnified Parties.

12.4 Defense by Indemnified Party. If the Indemnified Party has not received a notice from the Indemnifying Party within [REDACTED: Time Period] from the date it has received the notice of Claim from the Indemnified Party that the Indemnifying Party has elected to assume the defence of such Third Party Claim, the Indemnified Party may, at its option, elect to settle or compromise the Third Party Claim or assume such defense, assisted by counsel of its own choosing and the Indemnifying Party shall be liable for all reasonable costs and expenses paid or incurred in connection therewith and any Loss suffered or incurred by the Indemnifying Party with respect to such Third Party Claim.

12.5 Limitations on Indemnification. A Party’s obligation to Indemnify the EMD Serono Indemnitees or Thera Indemnitees, as the case may be, pursuant to this Article 12 shall not apply to the extent of (a) any Losses that arise from the negligence, bad faith or intentional misconduct of a EMD Serono Indemnitee if the Party seeking indemnification is a EMD Serono Indemnitee or a Thera Indemnitee if the Party seeking indemnification is a Thera Indemnitee; (b) any Losses that arise from the breach of this Agreement by a EMD Serono Indemnitee if the Party seeking indemnification is a EMD Serono Indemnitee or a Thera Indemnitee if the Party seeking indemnification is a Thera Indemnitee; or (c) the failure by the Party seeking indemnification to take reasonable action to mitigate any Losses.

ARTICLE 13

LIMITATIONS AND DISCLAIMERS

13.1 Limitations on Liability. SUBJECT TO SECTION 2.1 HEREOF WITH RESPECT TO ANY LIABILITY THAT ACCRUED UNDER THE ORIGINAL AGREEMENTS PRIOR TO THE CLOSING DATE, NEITHER PARTY SHALL BE LIABLE WITH RESPECT TO ANY SUBJECT MATTER OF THIS AGREEMENT UNDER ANY CONTRACT, NEGLIGENCE, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY FOR ANY INDIRECT, INCIDENTAL, SPECIAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES, LOST PROFITS OR LOST DATA. NOTWITHSTANDING ANYTHING ELSE IN THIS AGREEMENT, BUT SUBJECT TO SECTION 2.1 HEREOF WITH RESPECT TO ANY LIABILITY THAT ACCRUED PRIOR TO THE CLOSING DATE, THE TOTAL LIABILITY OF EMD SERONO TO

THERA UNDER, ARISING OUT OF, OR IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, SHALL NOT EXCEED [REDACTED: Amount] IN THE AGGREGATE FOR ALL CLAIMS, EXCEPT FOR (A) CLAIMS FOR EQUITABLE RELIEF, (B) CLAIMS BASED UPON, ARISING OUT OF, OR IN CONNECTION WITH ANY FRAUD OR WILLFUL MISREPRESENTATION BY EMD SERONO, AND (C) CLAIMS BASED UPON, ARISING OUT OF, OR IN CONNECTION WITH A BREACH BY EMD SERONO OF ITS OBLIGATIONS UNDER SECTION 9.8, WHERE, IN ALL SUCH EVENTS, THE LIABILITY OF EMD SERONO SHALL NOT BE SUBJECT TO ANY LIMIT.

13.2 Disclaimer of Warranty. NOTWITHSTANDING ANYTHING ELSE IN THIS AGREEMENT, EXCEPT AS AND UNLESS SPECIFICALLY SET FORTH IN SECTION 11.1, EMD SERONO MAKES NO WARRANTY, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, AND SPECIFICALLY DISCLAIMS ANY IMPLIED WARRANTIES OF TITLE, MERCHANTABILITY, AND FITNESS FOR A PARTICULAR PURPOSE. THE PROMOTIONAL, TRAINING AND OTHER MATERIALS ARE PROVIDED TO THERA AS IS AND EMD SERONO MAKES NO WARRANTY, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, THAT THE PROMOTIONAL, TRAINING AND OTHER MATERIALS COMPLY WITH LAW AT THE EFFECTIVE DATE OR WILL COMPLY WITH LAW IF USED BY THERA AFTER THE CLOSING DATE.

ARTICLE 14

CONFIDENTIALITY

14.1 Treatment of Confidential Information. A Party receiving Confidential Information of the other Party shall (a) maintain in confidence such Confidential Information, using commercially reasonable efforts to maintain Confidential Information in confidence; (b) not disclose such Confidential Information to any Person without the prior written consent of the disclosing Party, except for disclosures to its and its Affiliates’ employees, licensees, sublicensees and agents who have a need to know such Confidential Information and who agree to be bound by obligations of non-disclosure and non-use at least as stringent as those contained in this Article 14 (“Permitted Recipients”); and (c) not use such Confidential Information for any purpose other than the performance of this Agreement. Each Party shall be responsible for any breach of the obligations set forth in this Article 14 by its Affiliates or its Permitted Recipients.

14.2 Authorized Disclosure. Notwithstanding any other provision of this Agreement, each Party may disclose Confidential Information of the other Party to the extent and to the Persons and entities as required by Law or the rules of any securities exchange or market on which such Party’s securities are listed; provided, however, that the Party required or intending to disclose the other Party’s Confidential Information shall, to the extent permitted by such law, regulation, process, order or rules, first have given prompt notice to such other Party to enable it to seek at its own cost and expense any available exemptions from or limitations on such disclosure requirement and shall reasonably cooperate in such efforts by the other Party.

14.3 Publicity; Terms of Agreement. The Parties agree that the existence of and the material terms of this Agreement shall be considered Confidential Information of both Parties. Except as otherwise required by Law or the rules of any securities exchange or market on which such Party’s securities are listed, prior to the Closing, neither EMD Serono nor Thera shall, and each of them shall cause their respective Affiliates, representatives and agents not to, issue or cause the publication of any press release or public announcement with respect to the transactions contemplated by this Agreement without the express prior approval of the other Party, which approval shall not be unreasonably withheld or delayed. If in the reasonable opinion of a Party’s legal counsel, such a public announcement is required by applicable Laws or applicable stock exchange requirements, then, to the extent permissible by Law, the disclosing Party will provide the other Party notice reasonable under the circumstances of such intended announcement and will consult with the other Party with respect to the nature and scope of such intended announcement. The Parties agree that Thera may (a) issue the press release attached as Schedule 14.3 on or promptly following the Effective Date to announce the execution of this Agreement and (b) hold a conference call open to financial analysts and the public to discuss the transaction contemplated hereby if Thera issue such press release.

14.4 Other Communications. EMD Serono shall submit to Thera for its review any materials announcing the transactions contemplated hereby for distribution to physicians, patients, pharmacies, distributers, advocacy organizations and any other Third Parties as EMD Serono determines to be appropriate. Neither Party shall issue any press release or make any public announcement regarding the transactions contemplated hereby except as contemplated by this Section and as set forth in Section 14.3 without the other Party’s prior review and approval of such public announcement.

ARTICLE 15

TERM AND TERMINATION

15.1 Termination Prior to Closing. This Agreement may be terminated at any time prior to Closing:

(a)	By mutual written consent of Thera and EMD Serono;

(b)	By EMD Serono in the event that one or more of the conditions set forth in Section 8.4 is not fulfilled on or before the Closing Date and EMD Serono does not waive such condition pursuant to Section 8.4;

(c)	By Thera in the event that one or more of the conditions set forth in Section 8.5 is not fulfilled on or before the Closing Date and Thera does not waive such condition pursuant to Section 8.5; and

(d)	By either Party in the event that there shall be in effect (i) any Law which makes illegal or prevents the marketing, promotion and sale of the Product in the Territory or the consummation of the transactions contemplated by this Agreement or (ii) any Order, decree or judgment of any Governmental Body which enjoins or prevents the marketing, promotion and sale of the Product in the Territory or the consummation of the transactions contemplated by this Agreement except for any Order, decree or judgment that arises from or relates in any way to any violation of Law or breach of the Original Agreements by the Party desiring to terminate the Agreement.

15.2 Termination by EMD Serono for Breach by Thera.

(a)	EMD Serono may terminate this Agreement after the Closing if Thera materially breaches any of Thera’s payment obligations under this Agreement and such breach continues without being cured for [REDACTED: Time Period] after receipt of notice thereof from EMD Serono.

(b)	In the event of termination of this Agreement as provided in this Section 15.2, all licenses granted to Thera hereunder shall terminate, and EMD Serono shall have recourse to any other rights and remedies available under this Agreement and at Law.

15.3 Termination of Payment Obligation. If EMD Serono or any of its Affiliates breach Section 9.7 of this Agreement and such breach continues without being cured for [REDACTED: Time Period] after receipt of notice thereof from Thera, Thera’s payment obligations under Section 10.1 and Section 10.2 shall automatically terminate and such termination shall be the sole and exclusive remedy of Thera with regard to such breach. In such event, EMD Serono agrees and covenants to release and discharge the hypothec and security interest on the Collateral and to sign all documents and to do all necessary filings in order to give effect to such release and discharge in favor of Thera and any of its Affiliates.

15.4 Effect of Termination. In the event of termination of this Agreement under Section 15.1 or Section 15.2, this Agreement shall forthwith become void and there shall be no liability on the part of either Party. In the event of termination of this Agreement as provided in Section 15.1, promptly following such termination, Thera shall return all materials to EMD Serono that were provided by EMD Serono to Thera pursuant to Article 3 hereof.

ARTICLE 16

MISCELLANEOUS

16.1 Relationship of the Parties. Nothing in this Agreement is intended or shall be deemed to constitute a partnership, agency, joint venture or employer-employee relationship between the Parties.

16.2 Performance by Affiliates. Either Party shall have the right to have any of its obligations hereunder performed, or its rights hereunder exercised, by any of its Affiliates and the performance of such obligations by any such Affiliate(s) shall be deemed to be performance by such Party; provided, however, that each Party shall be responsible for ensuring the performance of its obligations under this Agreement and that any failure of any Affiliate performing obligations of such Party hereunder shall be deemed to be a failure by such Party to perform such obligations.

16.3 Assignment. Neither this Agreement nor any of the rights or obligations of the Parties hereunder may be assigned or delegated by any Party without the prior written consent of the other Party. Notwithstanding the foregoing, after the Closing Date, either Party may assign and delegate this Agreement to an Affiliate or to a Third Party acquirer in a Change of Control; provided, however, that if such Change of Control occurs pursuant to Section 1.7(c), such assignment and delegation shall not be valid unless such Third Party acquirer confirms and acknowledges its assumption of the assigning Party’s obligations under this Agreement in writing.

16.4 Expenses. Except as otherwise provided herein, all fees, costs and expenses (including any legal, accounting and banking fees) incurred in connection with the preparation, negotiation, execution and delivery of this Agreement and to consummate the transactions contemplated hereby shall be paid by the Party hereto incurring such fees, costs and expenses.

16.5 Further Actions. Each Party agrees to execute, acknowledge and deliver such further instruments and to do all such other acts as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

16.6 Entire Agreement of the Parties. This Agreement and the schedules and exhibits hereto constitute and contain the entire understanding and agreement of the Parties respecting the subject matter hereof and cancel and supersede any and all prior negotiations, correspondence, understandings and agreements between the Parties, whether oral or written, regarding such subject matter.

16.7 Construction. Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (a) “include,” “includes” and “including” are not limiting and shall be deemed to be followed by “without limitation”; (b) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (c) references to an agreement, statute or instrument mean such agreement, statute or instrument as from time to time amended, modified or supplemented; (d) references to a Person are also to its permitted successors and assigns; (e) captions and other headings to this Agreement are for convenience only, and shall have no force or effect in construing or interpreting any of the provisions of this Agreement or any other legal effect; and (f) references to “Parties,” “Article,” “Section,” “Exhibit” or “Schedule” refer to the Parties to, an Article or Section of, or any Exhibit or Schedule to, this Agreement unless otherwise indicated.

16.8 Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of New York, excluding application of any conflict of laws principles that would require application of the Law of a jurisdiction outside of New York and will be subject to the exclusive jurisdiction of the courts of competent jurisdiction located in New York. The Convention for the International Sale of Goods shall not apply to this Agreement and is hereby expressly disclaimed. Notwithstanding the foregoing, (a) the creation of the hypothec pursuant to Section 10.13 will be governed by the laws of the Province of Quebec and the federal laws of Canada applicable therein, and (b) the choice of jurisdiction made by the Parties in this Section shall not prevent EMD Serono from enforcing its rights as secured creditor pursuant to Section 10.13 in any relevant jurisdictions and shall not prevent Thera from defending its rights as debtor under Law in any relevant jurisdictions.

16.9 Notices and Deliveries. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the Party to be notified; (b) when sent by confirmed facsimile if sent during normal business hours of the recipient, and if not during normal business hours of the recipient, then on the [REDACTED: Time Period]; (c) [REDACTED: Time Period] after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) [REDACTED: Time Period] after deposit with a nationally recognized overnight courier, with written verification of receipt. All communications shall be sent to the Parties at the following addresses:

(i)	if to Thera, to:

Theratechnologies Inc.
2310 Alfred-Nobel Boulevard
Montréal, Québec, Canada H4S 2B4
Attention:	[REDACTED: Name]
Facsimile:	[REDACTED: Number]

with a copy to:

Theratechnologies Inc.
2310 Alfred-Nobel Boulevard
Montréal, Québec, Canada H4S 2B4
Attention:	[REDACTED: Name]
Facsimile:	[REDACTED: Number]

and:

with a copy to:

Fasken Martineau DuMoulin LLP
Stock Exchange Tower
Suite 3700, P.O. Box 242
800 Place Victoria
Montréal, Québec, Canada H4Z 1E9
Attention:	[REDACTED: Name]
Facsimile:	[REDACTED: Number]

(ii)	if to EMD Serono, to:

EMD Serono
One Technology Place
Rockland, MA 02370
Attention:	[REDACTED: Name]
Facsimile:	[REDACTED: Number]

with a copy to:

EMD Serono
One Technology Place
Rockland, MA 02370
Attention:	[REDACTED: Name]
Facsimile:	[REDACTED: Number]

or to such other address as the addressee shall have last furnished in writing in accordance with this provision to the addressor. All notices shall be deemed effective upon receipt by the addressee.

16.10 Amendment and Waiver. This Agreement may be amended, modified or supplemented only in a writing signed by each of the Parties hereto. Any provision of this Agreement may be waived only in a writing signed by the Party hereto granting such waiver. No failure or delay on the part of any Party hereto in exercising any right, power or remedy hereunder shall operate as a waiver thereof. A waiver by either Party of any of the terms and conditions of this Agreement in any instance shall not be deemed or construed to be a waiver of such term or condition for the future, or of any other term or condition hereof. All rights, remedies, undertakings, obligations and agreements contained in this Agreement shall be cumulative and none of them shall be in limitation of any other remedy, right, undertaking, obligation or agreement of either Party.

16.11 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid to the fullest extent permitted under applicable Law, but if one or more provisions of this Agreement are held to be unenforceable or invalid under or in contravention of the Law by any court of competent jurisdiction, such provision shall be interpreted to the fullest extent permitted by the Law, and the Parties shall negotiate in good faith to replace such provision with a provision which effects to the fullest extent possible the original intent of such provision.

16.12 Force Majeure. Neither Party shall be liable to the other for failure or delay in the performance of any of its obligations under this Agreement from the time and to the extent such failure or delay is caused by acts of God, earthquake, riot, civil commotion, terrorism (or the threat thereof), war, strikes or other labor disputes, fire, flood, failure or delay of transportation, default by suppliers or unavailability of raw materials, governmental acts or restrictions or any other reason which is beyond the control of the respective Party. The Party affected by force majeure shall provide the other Party with full particulars thereof as soon as it becomes aware of the same (including its best estimate of the likely extent and duration of the interference with its activities), and will use commercially reasonable efforts to overcome the difficulties created thereby and to resume performance of its obligations hereunder as soon as practicable.

16.13 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, and all of which together will be deemed to be one and the same instrument. A facsimile copy of this Agreement, including the signature pages, will be deemed an original.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the Effective Date.

THERATECHNOLOGIES INC.		EMD SERONO, INC.

By:	(signed) Luc Tanguay	By:	(signed) Paris Panayiotopoulos

Name:	Luc Tanguay	Name:	Paris Panayiotopoulos

Title:	President and Chief Executive Officer	Title:	President

By:	(signed) Jocelyn Lafond

Name:	Jocelyn Lafond

Title:	Vice President, Legal Affairs

IN WITNESS WHEREOF, Ares Trading S.A. has caused this Agreement, but only with regard to the obligations of Ares Trading S.A. under Article 4 and the representation and warranty under Section 11.1(m), to be executed and delivered by its respective duly authorized officers as of the Effective Date.

ARES TRADING S.A.

By:	(signed) James Singleton

Name:	James Singleton

By:	(signed) Glyn Harris

Name:	Glyn Harris

Exhibit A-1

EMD Serono Change of Ownership of NDA

[REDACTED: Letter to U.S. FDA]

Exhibit A-2

EMD Serono Change of Ownership of IND

[REDACTED: Letter to U.S. FDA]

Exhibit B

Bill of Sale

This Bill of Sale (this “Agreement”) is entered into as of [            ], [        ], by and between EMD Serono, Inc., a Delaware corporation (“EMD Serono”), and Theratechnologies Inc., a corporation organized under the laws of the Province of Quebec (“Thera”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Termination Agreement (as defined below).

WITNESSETH

WHEREAS, Thera and EMD Serono have entered into a Termination and Transfer Agreement, dated as of December 13, 2013 (the “Termination Agreement”), pursuant to which Thera has agreed, among other things, to acquire from EMD Serono the Inventory (the “Assets”) and pursuant to which EMD Serono has agreed, among other things, to sell to Thera the Assets, all on the terms and subject to the conditions set forth in the Termination Agreement;

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in the Termination Agreement, the Parties hereto, intending to be legally bound, hereby agree as follows:

1. Conveyance and Acceptance of Assets. EMD Serono hereby sells, assigns, transfers and delivers unto Thera all right, title and interest of EMD Serono in and to the Assets, and Thera hereby accepts such sale, assignment, transfer and delivery, all on the terms and subject to the conditions set forth in the Termination Agreement, including the payment by Thera of the consideration identified in the Termination Agreement, the receipt and sufficiency of which is hereby acknowledged.

2. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, as applied to agreements executed and performed entirely within the State of New York, without regard to any applicable principles of conflicts of law.

3. Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

4. Successors. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto and their respective successors under the Termination Agreement, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, interests, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

5. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to limit or expand on the meaning of the language contained herein.

6. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid to the fullest extent permitted under applicable Law, but if one or more provisions of this Agreement are held to be unenforceable or invalid under or in contravention of the Law by any court of competent jurisdiction, such provision shall be interpreted to the fullest extent permitted by the Law, and the Parties shall negotiate in good faith to replace such provision with a provision which effects to the fullest extent possible the original intent of such provision.

7. Entire Agreement. This Agreement is subject to all of the terms, conditions and limitations set forth in the Termination Agreement, and together with the Termination Agreement and the Instrument of Assignment and Assumption constitutes the entire agreement of the Parties hereto, and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof. EXCEPT AS EXPRESSLY SET FORTH IN THE TERMINATION AGREEMENT, EMD SERONO MAKES NO REPRESENTATIONS OR WARRANTIES AS TO THE ASSETS, INCLUDING AS TO THEIR PHYSICAL CONDITION, USABILITY, MERCHANTABILITY, PROFITABILITY OR FITNESS FOR ANY PURPOSE.

8. Conflicts. Notwithstanding anything to the contrary contained in this Agreement, in the event of any conflict between the terms of this Agreement and the terms of the Termination Agreement, the terms of the Termination Agreement shall control.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.

EMD SERONO, INC.

By:
Name:
Title:

THERATECHNOLOGIES INC.

By:
Name:
Title:

Exhibit C

Instrument of Assignment and Assumption

This Instrument of Assignment and Assumption (this “Instrument”) is entered into as of [            ], [        ], by and between Theratechnologies Inc., a corporation organized under the laws of the Province of Quebec, having its head office and principal place of business at 2310 Alfred-Nobel Boulevard, in the City of Montreal, Province of Quebec, Canada H4S 2B4 (“Thera”), and EMD Serono, Inc., a Delaware corporation having its head office and principal place of business at One Technology Place, Rockland, Massachusetts 02370 (“EMD Serono”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Termination Agreement (as defined below).

WITNESSETH

WHEREAS, EMD Serono is a party to each of the contracts set forth on Attachment A hereto (the “Assumed Contracts”); and

WHEREAS, Thera and EMD Serono have entered into a Termination and Transfer Agreement, dated as of December 13, 2013 (the “Termination Agreement”), pursuant to which Thera has agreed, among other things, to accept and assume from EMD Serono the Assumed Contracts.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in the Termination Agreement, the Parties hereto, intending to be legally bound, hereby agree as follows:

1. Assignment of Assumed Contracts. EMD Serono hereby assigns, transfers and delivers unto Thera all right, title and interest of EMD Serono in, to and under the Assumed Contracts, except to the extent such rights relate to performance or non-performance under such contracts prior to the date hereof, and Thera hereby accepts such assignment, transfer and delivery, all on the terms and subject to the conditions set forth in the Termination Agreement.

2. Assumption of Assumed Contracts. Thera hereby accepts and assumes all liabilities and obligations of EMD Serono under the Assumed Contracts, except to the extent such liabilities and obligations relate to performance or non-performance under such contracts prior to the date hereof, all on the terms and subject to the conditions set forth in the Termination Agreement.

3. Governing Law. This Instrument shall be governed by and construed in accordance with the laws of the State of New York, as applied to agreements executed and performed entirely within the State of New York, without regard to any applicable principles of conflicts of law.

4. Counterparts. This Instrument may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

5. Successors. This Instrument shall be binding upon and inure solely to the benefit of each party hereto and their respective successors under the Termination Agreement, and nothing in this Instrument, express or implied, is intended to or shall confer upon any other person any rights, interests, benefits or remedies of any nature whatsoever under or by reason of this Instrument.

6. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to limit or expand on the meaning of the language contained herein.

7. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid to the fullest extent permitted under applicable Law, but if one or more provisions of this Agreement are held to be unenforceable or invalid under or in contravention of the Law by any court of competent jurisdiction, such provision shall be interpreted to the fullest extent permitted by the Law, and the Parties shall negotiate in good faith to replace such provision with a provision which effects to the fullest extent possible the original intent of such provision.

8. Entire Agreement. This Instrument is subject to all of the terms, conditions and limitations set forth in the Termination Agreement, and together with the Termination Agreement and the Bill of Sale, constitutes the entire agreement of the Parties hereto, and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof. EXCEPT AS EXPRESSLY SET FORTH IN THE TERMINATION AGREEMENT, EMD SERONO MAKES NO REPRESENTATIONS OR WARRANTIES AS TO THE PRODUCT OR THE ASSUMED CONTRACTS.

9. Conflicts. Notwithstanding anything to the contrary contained in this Instrument, in the event of any conflict between the terms of this Instrument and the terms of the Termination Agreement, the terms of the Termination Agreement shall control.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties hereto have executed this Instrument as of the date first written above.

EMD SERONO, INC.

By:
Name:
Title:

THERATECHNOLOGIES INC.

By:
Name:
Title:

ATTACHMENT A TO ASSIGNMENT AND ASSUMPTION AGREEMENT

Assumed Contracts

[REDACTED: List of Contracts]

Exhibit D-1

Thera Change of Ownership of NDA

[REDACTED: Letter to U.S. FDA]

Exhibit D-2

Thera Change of Ownership of IND

[REDACTED: Letter to U.S. FDA]

Exhibit E

Statement of Balances

[REDACTED: List and Value of Liabilities]

Schedule 1.39

Ongoing Clinical Study Contracts

[REDACTED: List of Contracts]

Schedule 1.50

Promotional, Training and Other Materials

[REDACTED: List and Description of Promotional and Training Materials]

Schedule 3.3

Regulatory Correspondence and Submissions

[REDACTED: List of Documents Exchanged With,

or Received From, the U.S. FDA]

Schedule 3.12

Patient Data

[REDACTED: List of Patient Data]

Schedule 4.4

List of Third Party Rights

[REDACTED: List of Third Party Rights]

Schedule 6.1

Ongoing Clinical Studies

[REDACTED: List and Description of Ongoing Clinical Studies]

Schedule 10.5

Net Present Value Calculation

For purposes of Section 10.5 of the Agreement (“Acceleration Upon Change of Control”), the net present value of maximum future earn-out amounts shall be calculated on the basis of the following:

(i)	the maximum future earn-out amounts at the time of the Change of Control will be deemed equal to [REDACTED: Amount] less the aggregate earn-out amounts already paid by Thera to EMD Serono at the time of the Change of Control; and

(ii)	such maximum future earn-out amounts will then be discounted by using (a) a number of payment periods equal to the number of Calendar Quarters then remaining until the end of 2023, (b) equal payment amounts for each such payment period, and (c) a discount rate equal to the then-current prime rate, as reported by The Wall Street Journal’s bank survey, plus [REDACTED: Amount] percentage points.

Schedule 10.9

Inventory

[REDACTED: Value of Inventory]

Schedule 11.1(e)

Regulatory Filings and Regulatory Approvals

[REDACTED: List of Regulatory Filings]

Schedule 14.3

Press Release

THERATECHNOLOGIES REGAINS U.S. MARKETING RIGHTS TO EGRIFTA®

Montreal, Canada – December 13, 2013—Theratechnologies Inc. (TSX: TH) today announced that it has reached an agreement with EMD Serono to regain all rights under the current collaboration and licensing agreement entered into in 2008 with EMD Serono, including commercialization rights for EGRIFTA® (tesamorelin for injection) in the United States.

“This is a significant moment in the company’s history. Having marketing rights for our product in the U.S. will give us the platform we need to accelerate growth and drive profitability. From a R&D-focused company, we are now evolving into an integrated specialty pharmaceutical entity”, said Mr. Luc Tanguay, President and CEO, Theratechnologies Inc.

“EMD Serono is proud to have brought EGRIFTA® to market, making it available in the U.S. to the HIV community,” said Paris Panayiotopoulos, President and Managing Director. “We are confident that it will be in good hands with Theratechnologies. We will work closely throughout the transition to ensure minimal disruption for patients. EMD Serono remains committed to the HIV community.”

EMD Serono agreed to terminate its collaboration and licensing agreement with Theratechonologies in consideration of an early termination fee of USD 20 million payable over a five-year period starting on the first anniversary of the closing date. Starting in 2016, Theratechnologies will also pay an undisclosed, increasing royalty based on annual net sales. Royalties will be paid until a cumulative aggregate amount is reached or until January 1, 2024, the first of these events to occur. National Bank Financial acted as the exclusive financial advisor to Theratechnologies for this transaction.

As a result of the termination of the collaboration and licensing agreement, Theratechnologies will be responsible for all operations in the U.S. relating to EGRIFTA®, including the conduct of the post-approval commitments mandated by the U.S. Food and Drug Administration.

“The transaction represents a cornerstone of the Company’s business plan to maximize the commercial potential for EGRIFTA® in the United States and elsewhere. By regaining rights to EGRIFTA®, we will have full control over a product that we know intimately,” added Mr. Tanguay.

Key resources to support U.S. activities

To add commercial and marketing expertise to its management team, Theratechnologies has hired Mrs. Lyne Fortin as Chief Commercial Officer. Mrs. Fortin is a seasoned pharmaceutical professional who holds a M.B.A., a B. Pharm. and a Certificate in Chemistry. She has spent close to 30 years working in various positions at Merck & Co. in Canada and in the United States. As Vice President of Sales and Marketing, she was instrumental in developing strategies in several therapeutic fields and niche products including treatments indicated for people living with HIV.

Theratechnologies has retained the services of inVentiv Health to establish and manage its operations in the United States. The services provided by inVentiv will include sales force, marketing support, communication, regulatory, compliance, reimbursement and market access. All decisions regarding the commercialization of EGRIFTA® will be made from the Company’s head office in Montreal, Canada.

Transition

The closing of the transaction is expected to occur during Theratechnologies’ second fiscal quarter of 2014 to allow for a proper transition. Until closing, the original agreement will continue to apply and measures will be implemented, in collaboration with EMD Serono, to ensure a seamless transition for patients, pharmacists, physicians and other stakeholders.

Conference call for analysts

Theratechnologies will hold a conference call today at 9:00 a.m. (ET) to discuss this morning’s announcement. The call will be hosted by Luc Tanguay, President and Chief Executive Officer. The conference call will be open to questions from financial analysts. Media and other interested individuals are invited to participate in the call on a “listen-only” basis.

The conference call can be accessed by dialling 1-800-750-5857 (North America) or 1-416-981-9000 (International). The conference call will also be accessible via webcast at www.theratech.com. Audio replay of the conference call will be available until December 27, 2013, by dialling 1-800-558-5253 (North America) or 1-416-626-4100 (International) and by entering the playback code 21699740.

About Theratechnologies

Theratechnologies (TSX: TH) is a biopharmaceutical company which specializes in the development and the commercialization of innovative therapeutic peptide products. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

Forward-Looking Information

This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation, which statements may contain such words as “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions. This forward-looking information includes, but is not limited to, information regarding Theratechnologies’ growth, profitability and the commercial potential of EGRIFTA®. Theratechnologies disclaims any liability resulting from the statements made by EMD Serono, Inc. in this press release.

Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These assumptions include, but are not limited to, the fact that Theratechnologies will have all the distribution network, licenses and permits necessary to continue the distribution of EGRIFTA® seamlessly on and after the closing date, that sales of EGRIFTA® will not decrease during the transition period, that Theratechnologies will be able to increase sales of EGRIFTA® overtime and control its expenses, that EGRIFTA® will continue to be reimbursed by the same third-party payors in the United States, that no shortage of EGRIFTA® will occur, that our third-party manufacturer will be able to manufacture and timely deliver EGRIFTA® to meet market demand, that no conflict will occur with our third-party service providers, that our intellectual property is adequately protected and that no event will occur having the effect of enjoining the closing of the transaction described herein and that EGRIFTA® will not be withdrawn from the U.S. market.

These risks and uncertainties include, but are not limited to, the risk that an event occurs resulting in the issuance of an order having the effect of enjoining the closing of the transaction, that demand for EGRIFTA® decreases, that a product shortage occurs as a result of problems with the manufacturing process of EGRIFTA® or our third-party manufacturer, that EGRIFTA® is no longer on the list of reimbursed drugs by some or all of the current third-party payors, that the distribution network is not fully in place by the closing date or that all licenses and permits are not obtained by Theratechnologies by such date and that unexpected events occur resulting in unplanned expenses in the operation of Theratechnologies.

We refer potential investors to the “Risk Factors” section of our Annual Report on Form 20-F dated February 26, 2013 available at www.sedar.com, www.sec.gov and www.theratech.com. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Information:

Denis Boucher

NATIONAL Public Relations

514-843-2393

- 8 -